[redacted]

11-00371

Form G-FIN/A

11023150

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

| OFFICIAL USE |
|---|
| 862996 |

# Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

RECEIVED
FEB 22 2010
Credit & Market Risk

1. Check appropriate regulatory agency (ARA):

   A. ☑ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☑ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☑ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 23 2011
REGISTRATIONS BRANCH
02

4. A. Full name of the financial institution:

   AMEGY BANK NATIONAL ASSOCIATION

   B. Address of principal office of financial institution:

   4400 POST OAK PARKWAY HOUSTON TX 77027

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

| Name | Title | Telephone |
|---|---|---|
| JOHN TIMOTHY SNIDER, JR | SENIOR VICE PRESIDENT | (713) 232-1725 |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☑ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   4400 POST OAK PARKWAY HOUSTON TX 77027 CRD# 213857

   4576 RESEARCH FOREST DRIVE THE WOODLANDS TX 77381 CRD# 134922

   2501 N HARWOOD DALLAS TX 75201 CRD# 229547

FR G-FIN
OMB No. 7100–0224
Approval expires March 31, 2007

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last | First | Middle | Title |
|---|---|---|---|
| SEE ATTACHED LIST | | | |
| | | | |
| | | | |
| | | | |
| | | | |

**Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☑ No

**Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

| First | Middle | Last | Title |
|---|---|---|---|
| JOHN | TIMOTHY | SNIDER JR | SENIOR VICE PRESIDENT |

[signature]
Manual Signature

02/18/2010
Date

QUESTION 6

| **NAME** | **TITLE** |
|---|---|
| GUYTON, JULIE ALLEN | SENIOR VICE PRESIDENT |
| JONES, SUZETTE WELLS | EXECUTIVE VICE PRESIDENT, INVESTMENTS & TRUST MANAGER |
| KNELL, TERRY LYNN | VICE PRESIDENT, CHIEF COMPLIANCE OFFICER |
| OUYANG, JANE JIA | SENIOR VICE PRESIDENT, INVESTMENT OPERATIONS MANAGER |
| SCHMALHAUSEN, KELLY OWEN | SENIOR VICE PRESIDENT, INVESTMENTS & TRUST COMPLIANCE MANAGER |
| SNIDER, JR., JOHN TIMOTHY | SENIOR VICE PRESIDENT, PRIVATE CLIENT INVESTMENTS MANAGER |